CABOT OIL & GAS CORPORATION

1200 Enclave Parkway

Houston, Texas 77077

(281) 589-4600

October 19, 2009

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Date of Response to SEC Staff Comments for the Cabot Oil & Gas Corporation 2008

Form 10-K filed February 27, 2009, File No. 001-10447

Dear Mr. Schwall:

This letter is to request an extension regarding the proposed date to file our response to the SEC’s comment letter dated October 2, 2009. Cabot intends to file its response on or before Friday, November 6, 2009. We are requesting this extension in order to provide Cabot with sufficient time to develop the information required to respond to the comments, particularly comment #1, and have it reviewed by management, Cabot’s outside counsel and its independent registered public accounting firm. Cabot is currently involved in the close process for the third quarter, requiring the attention of some of those responsible for the response. In addition, Cabot’s petroleum engineers are relocating from Charleston, West Virginia to Pittsburgh, Pennsylvania, with the administrative and logistical burdens such a relocation entails.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (281) 589-4848 or Scott Schroeder at (281) 589-4993.

Sincerely,

/s/ Henry C. Smyth

Henry C. Smyth
Principal Accounting Officer
Vice President, Controller and Treasurer

Cc:	Mr. James Murphy, United States Securities and Exchange Commission
Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation
Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts LLP
Mr. Chuck Chang, PricewaterhouseCoopers LLP